UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

MERGER ANNOUNCEMENT AND CALL OF EXTRAORDINARY SHAREHOLDERS’ MEETING

Medellin, Colombia, July 18, 2016

Earlier today, Bancolombia S.A (“Bancolombia” or the “Bank”) called an extraordinary meeting of shareholders of common, preferred and non-voting stock, to be held on September 20, 2016 at 10:00 a.m. at Bancolombia’s headquarters located in Carrera 48 #26-85, South Tower, 11th Floor, Medellin.

The proposed agenda for the meeting is as follows:

1.	Quorum
2.	Review and approval of the agenda
3.	Election of the voting commission and approval and execution of the meeting minutes
4.	Review and approval of the merger agreement between Bancolombia S.A (Acquiring Company) and Leasing Bancolombia S.A (Target) and the exhibits.

Right of inspection and availability of the merger agreement

As of July 18, 2016, in accordance with Colombian law, the Bank’s public information, including the merger agreement and the opinion of the external independent advisor, the valuation method and the exchange terms will be available for the shareholders at the Bank’s headquarters located in the city of Medellin at the following address: Carrera 48 N° 26 – 85, South Tower, First Floor. The documents will be available from 8:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m., on business days.

Right to retire

Since Bancolombia is a financial institution, the shareholders’ right to retire will be regulated by the terms and conditions established in Article 62, paragraph 4 of the Estatuto Organico del Sistema Financiero.

Powers of attorney

The shareholders may be represented at the meeting by an authorized representative with a written power of attorney, in accordance with Colombian law. Powers of attorney cannot be granted to Bancolombia employees or to any other party directly or indirectly related with the management of Bancolombia.

Merger announcement:

Below is the official announcement, published in Colombian newspapers, as required by Colombian law:

Bancolombia S.A (“Bancolombia”) and Leasing Bancolombia S.A Compañía de Financiamiento (“Leasing Bancolombia”) are announcing to their shareholders and to the general public that:

1. On June 20, 2016 the companies sent to the Superintendence of Finance of Colombia for approval, a merger agreement according to which Bancolombia will acquire Leasing Bancolombia, its subsidiary specialized in the leasing business (the “Merger”).

2. The Merger is based on:

2.1. Enhancement of the synergies and complementarities between the companies that allows leasing operations to be more efficient, and to have a better value proposition for its clients and to be more profitable for its shareholders.

2.2. Consolidation of an institution with the capability to meet the requirements of the local and international financial markets, with enough equity to finance larger projects, among others.

2.3. Establishment of a services portfolio with greater geographic coverage, that allows diverse market segments to be included in Leasing Bancolombia’s current products offering.

3. Administrative conditions: Bancolombia will keep its name and its domicile in the city of Medellin. Additionally, the agencies and business establishments responsible for serving Bancolombia and Leasing Bancolombia’s general public will stay in the same location.

The Merger will be effectuated in accordance with the special legal rules applicable to financial institutions, pursuant to Article 56 and subsequent articles of the Estatuto Organico del Sistema Financiero.

4. Financial conditions: Bancolombia will acquire Leasing Bancolombia, and Leasing Bancolombia will dissolve without liquidation and all its assets, debts and equity will be transferred to Bancolombia,once the Merger has been notarized by public document.

5. Method of valuation: Taking into account that the merger is a reorganizational Merger between companies that are part of the same business group, the valuation method used was the book value of Bancolombia and Leasing Bancolombia, therefore, the equity value of each company was registered in the certified financial statements with notes, as of December 31, 2015.

6. Exchange terms: Shareholders of Leasing Bancolombia that are registered in the shareholders’ book on the date the public document of the Merger has been notarized, will receive one share for each seven point two eight six six five nine one nine (7.28665919) shares of Leasing Bancolombia.

For the Merger, SBI Banca de Inversion S.A, as external independent advisor, gave a fairness opinion regarding the Merger, the valuation method and the exchange terms.

7. Information for the shareholders: As of July 18, 2016, in accordance with Colombian law, the Bank’s public information, including the Merger commitment and the opinion of the external independent advisor will be available for the shareholders at its headquarters located in the city of Medellin at the following address: Carrera 48 N° 26 – 85, South Tower, First Floor. The documents will be available from 8:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m., on business days.

Any questions related to the Merger should be addressed to the Investor Relations department of Grupo Bancolombia, e-mail ir@bancolombia.com.co.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP Tel.: (574) 4042199	Financial VP Tel: (571) 4885934	IR Manager Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 18, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance